UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 10 November 2016

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X



Harmony realises highest ever quarterly revenue

- Received numerous industry safety awards at 2016 MineSAFE ceremony
- 10% increase in gold production
- Production profit of R1.4 billion (US$97 million)
- R850 million (US$60 million) free operational cash flow
- 51% decrease in net debt from R1 083 million to R528 million (49% decrease from US$74 million to US$38 million)
- R5.25 billion recorded in revenue – highest ever per quarter (US$374 million)
- Hedges realise R240 million (US$17 million) in profits

Johannesburg: Thursday, 10 November 2016. Harmony Gold Mining Company Limited ("Harmony" and/or "the Company") today announced its production results for the first quarter ended 30 September 2016 of the financial year 2017.

"We had a very good start to the new financial year, with increased production, even stronger cash flows and a quarter in which we returned money to shareholders by way of a dividend. In support of our strategy to grow and improve the quality of our ounces, we acquired the other half of the Hidden Valley mine in Papua New Guinea (PNG) and submitted the special mining lease application in support of the Golpu project", said Peter Steenkamp, chief executive officer of Harmony.

Harmony recorded its highest ever quarterly revenue of R5.25 billion, a 9% increase quarter on quarter (16% increase to US$374 million). The operations generated positive free cash flow of R850 million (US$60 million), allowing us to reduce net debt by 51% from R1 083 million to R528 million (49% decrease from US$74 million to US$38 million), after paying a dividend of R218 million (US$16 million).

Cash operating costs for the September 2016 quarter increased by 12% quarter on quarter in Rand terms (19% increase in US dollar terms), mainly due to an increase in labour costs (bonuses and annual wage increases) and higher electricity costs (winter tariffs).

"Safe gold production – combined with higher gold prices – means stronger margins. Our commitment to our stakeholders is to ensure that we meet our safety and production targets. We are on track to achieve our annual production guidance of 1.05Moz", Peter Steenkamp added.

Issued by Harmony Gold Mining Company Limited

For more details, contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27(0) 82 888 1242

Corporate office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000

Listing codes:
JSE: HAR
NYSE: HMY

ISIN no:
ZAE000015228

Registration no: 1950/038232/06

Sponsor: J.P. Morgan Equities South Africa Propriety Limited

Harmony Gold Mining Company Limited (Harmony), a world-class gold mining and exploration company, has operations and assets in South Africa and Papua New Guinea (PNG). Harmony, which has more than 60 years' experience in the industry, is the third largest gold producer in South Africa. Our assets include one open pit mine and several exploration tenements in PNG, as well as 9 underground mines and 1 open pit operation and several surface sources in South Africa. In addition, we own 50% of the significant Golpu project in a joint venture in PNG.

The company's primary stock exchange listing is on the JSE with a secondary listing on the New York Stock Exchange. The bulk of our shareholders are in South Africa and the United States. Additional information on the company is available on the corporate website, www.harmony.co.za.

More information on Harmony's production results are available in a production report and investor brief to be found at: https://www.harmony.co.za/investors/reporting

ends.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 10, 2016

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director